FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2025

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
+1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2025, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4 and 5 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 9 hereof; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Economic Outlook” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated January 16, 2026 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 6, 2026, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1542 U.S. dollar (EUR 0.8664 per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Six Months Ended June 30, 2026

The following information is derived from Rentenbank’s press release of August 7, 2026, announcing certain preliminary results for the six months ended June 30, 2026. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s six months ended June 30, 2026. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code; “HGB”). Rentenbank will prepare its final, annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2026 to be announced at a press conference and published in April 2027.

In the first half of 2026, Rentenbank recorded an increase in new business to EUR 5.8 billion (as compared to EUR 5.3 billion in the first half of 2025). Special promotional loans performed particularly strongly, with new business in this area rising by 51.4% to EUR 4.2 billion (as compared to EUR 2.8 billion in the first half of 2025). New business in the “Primary Production” customer group grew by 11.3% to EUR 1.1 billion (as compared to EUR 989.5 million in the first half of 2025). Investment in livestock housing, particularly for cattle, poultry and pigs, was above the prior-year level. The “Agriculture-related Businesses” customer group also recorded strong growth, with new business rising by 32.5% to EUR 586.5 million (as compared to EUR 442.8 million in the first half of 2025). The “Renewable Energies” customer group recorded particularly strong growth, with new business more than doubling to approximately EUR 1.6 billion, primarily due to the financing of wind turbines (as compared to EUR 636.6 million in the first half of 2025).

Three quarters of planned issuance volume already reached

To fund its promotional business, Rentenbank raised EUR 8.0 billion in medium- and long-term funding on the international capital markets in the first half of 2026 (as compared to EUR 6.5 billion in the first half of 2025). This means that the bank has already completed three quarters of its planned issuance volume of EUR 11 billion for 2026 as a whole, at significantly tighter spreads than anticipated. The euro was the most important issuance currency, accounting for 36% of the total (as compared to 48% in the first half of 2025). The US dollar’s share remained virtually unchanged at 26% (as compared to 27% in the first half of 2025). International investors accounted for 85% of the issuance volume (as compared to 83% in the first half of 2025). The largest investor groups in the first half of 2026 were commercial banks, with a share of 58% (as compared to 50% in the first half of 2025), and central banks, with 27% (as compared to 30% in the first half of 2025).

Innovation support contributes to the Federal Government’s new start-up strategy

The Federal Government’s new Start-up and Scale-up Strategy includes Rentenbank’s measures to strengthen the start-up and venture capital ecosystem. Together with the Federal Ministry of Agriculture, Food and Regional Identity (Bundesministerium für Landwirtschaft, Ernährung und Heimat; BMLEH), Rentenbank provides targeted support to start-ups operating in agriculture-related fields. Rentenbank uses the Federal Government’s Special Purpose Fund to provide subordinated loans and innovation vouchers to early-stage start-ups operating in agriculture-related fields. Rentenbank also invests in venture capital funds and has allocated a total budget of EUR 230 million for this purpose. Through the “Growth Alliance” start-up programme, specialised programmes and partnerships with business, academia and policymakers support start-ups throughout their journey – from the initial idea and the development of a business model through to scaling in an accelerator environment. The “Growth Alliance” is a joint initiative of Rentenbank, the BMLEH and Frankfurt-based TechQuartier.

Key Figures as at June 30, 2026
(EUR million)

1.     New business

	1. Half-year 2026	1. Half-year 2025	% Change
New business*	5,766.5	5,269.8	9.4
thereof special promotional loans	4,209.9	2,780.4	51.4
thereof prolongations and interest rate adjustments of special promotional loans	466.2	620.5	-24.9
thereof venture capital investments	35.3	3.8	>100.0
thereof other special promotional loans	1,055.1	1,865.1	-43.4

* To provide a clearer representation of the core promotional activities, the definition of new business has been changed. Prior-year figures have been adjusted for improved comparability.

Funding
Medium and long-term funding	8,000.2	6,477.1	23.5
of which: Euro Medium Term Notes (EMTN)	6,086.3	4,792.4	27.0
Global bonds	1,289.3	1,332.9	-3.3
AUD MTN	574.5	291.8	96.9
Domestic capital markets instruments	50.0	60.0	-16.7

2.     Balance sheet

	June 30, 2026	June 30, 2025	% Change
Total assets	91,940.6	91,913.5	0.0
Loans and advances to banks	59,078.7	58,740.2	0.6
Loans and advances to customers	6,798.6	7,024.8	-3.2
Bonds and other fixed-income securities	20,667.5	18,962.7	9.0
Securitised liabilities	82,008.8	81,753.5	0.3

Equity (incl. Fund for general banking risk) reported on the balance sheet (EUR billion)	5.0	4.9	2.0

3.     Income statement

	1. Half-year 2026	1. Half-year 2025	% Change
Net interest income	120.2	122.4	-1.8
Administrative expenses	72.1	66.3	8.7
Operating profit before loan loss provisions and valuation effects	49.2	57.9	-15.0
Interim net income	46.7	57.9	-19.3

Cost-income ratio (in %)	48.3	45.1	3.2% points

4.     Capital ratio and Leverage ratio

	June 30, 2026	December 31, 2025	% Change
Total capital ratio (in %)	30.7	32.6	- 1.9% points
CET 1 capital ratio (in %)	30.7	32.6	- 1.9% points
Leverage ratio (in %)	10.8	11.5	- 0.7% points

Figures and percentages may not add up to the total provided due to rounding.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

Gross Domestic Product

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2025	0.0	0.4
3rd quarter 2025	0.0	0.3
4th quarter 2025	0.3	0.3
1st quarter 2026	0.4	0.7
2nd quarter 2026	0.2	0.9

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) increased by 0.2% in the second quarter of 2026 compared to the first quarter of 2026, following adjustment for price, seasonal and calendar effects, after having increased at the beginning of 2026 (by a revised 0.4% in the first quarter of 2026 compared to the previous quarter; previously: 0.3%). The increase in GDP in the second quarter of 2026 was primarily driven by an increase in exports as compared to the previous quarter. Consumer spending developed cautiously, while investment decreased.

Compared to the second quarter of 2025, price-adjusted GDP in the second quarter of 2026 was 0.9% higher. Because the second quarters of 2026 and 2025 included the same number of business days, after adjusting for price and calendar differences, GDP in the second quarter of 2026 also increased by 0.9% compared to the same quarter of the previous year.

Source: Federal Statistical Office, Gross domestic product in the 2nd quarter of 2026 up 0.2% on the previous quarter, press release of July 30, 2026 (https://www.destatis.de/EN/Press/2026/07/PE26_269_811.html).

Inflation Rate

Inflation Rate

(based on overall consumer price index)

Reference period	Percentage change on the previous period	Percentage change on the same period in previous year
July 2025	0.3	2.0
August 2025	0.1	2.2
September 2025	0.2	2.4
October 2025	0.3	2.3
November 2025	-0.2	2.3
December 2025	0.0	1.8
January 2026	0.1	2.1
February 2026	0.2	1.9
March 2026	1.1	2.7
April 2026	0.6	2.9
May 2026	-0.2	2.6
June 2026	-0.3	2.3
July 2026 (1)	0.8	2.8

(1)	Figures are preliminary.

According to provisional data from the Federal Statistical Office (Destatis), Germany’s consumer price index (CPI) increased in July 2026 by 2.8% year-over-year and 0.8% month-over-month. The inflation rate excluding food and energy, often referred to as core inflation, is expected to stand at +2.4% in July 2026. The harmonized index of consumer prices (HICP) increased provisionally by 2.8% year-over-year and 0.9% month-over-month. Energy prices in July 2026 are expected to be up 8.3% on the same month of the previous year. The rise in energy prices therefore accelerated again significantly in July 2026 (June 2026: +3.4% on June 2025; May 2026: +6.6% on May 2025).

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html#241914); Federal Statistical Office, Inflation rate of +2.8% expected in July 2026, press release of July 30, 2026 (https://www.destatis.de/EN/Press/2026/07/PE26_270_611.html).

Unemployment Rate

Unemployment Rate

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2025	3.6	3.8
July 2025	3.9	3.8
August 2025	3.9	3.8
September 2025	4.0	3.9
October 2025	3.6	3.9
November 2025	3.8	3.9
December 2025	3.7	3.9
January 2026	4.0	3.9
February 2026	3.9	3.9
March 2026	3.9	3.8
April 2026	3.9	3.8
May 2026	3.7	3.8
June 2026	4.0	3.9

(2)	The time series on unemployment are based on the German Labour Force Survey.

(3)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Roughly 45.5 million persons resident in Germany were in employment in June 2026. According to provisional calculations of the Federal Statistical Office, the seasonally adjusted number of persons in employment fell by 23,000 (-0.1%) compared to the previous month. Without seasonal adjustment, the number of persons in employment in June 2026 was virtually unchanged compared to May 2026 (-5,000; 0.0%). In the period from January to May 2026, employment decreased by an average of 19,000 people per month.

Compared to June 2025, the number of persons in employment in June 2026 fell significantly by 223,000 (-0.5%), continuing the downward trend in year-on-year labor market figures observed since January 2025. Compared to the same month a year earlier, the rate of change was -0.4% in the months from January to April 2026, and stood at -0.5% in May 2026 as well.

According to provisional calculations, the number of persons in employment whose place of employment was in Germany (domestic concept) averaged roughly 45.69 million in the 2nd quarter of 2026. Following seasonal adjustment, the number of persons in employment was down by 53,000 (-0.1%) from the previous quarter.

Sources: Federal Statistical Office, Employment in June 2026 down on the previous month after seasonal adjustment, press release of July 31, 2026 (https://www.destatis.de/EN/Press/2026/07/PE26_271_132.html); Federal Statistical Office, Short-term indicators—ILO labour market statistics (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Labour-Market/arb410a.html); Short-term indicators—Unemployment, Unemployment rate (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Labour-Market/arb422a.html).

Current Account and Foreign Trade

Current Account and Foreign Trade

	(balance in EUR billions) (1)
Item	January-May 2026	January-May 2025
Goods	82.7	87.8
Services	-24.7	-26.2
Primary income	58.8	51.0
Secondary income	-28.1	-22.6
Current account	88.7	90.0

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Balance of payments statistics—Major items of the German balance of payments, July 13, 2026 (https://statistiken.bundesbank.de/caas/v1/media/810962/data/f6af10ee67447d0ca68a8ad82b8cf4a5).

Economic Outlook

On July 14, 2026, the Federal Ministry for Economic Affairs and Energy published its assessment of the economic situation in Germany for July 2026. According to the report, the economic situation in Germany had brightened slightly by mid-year 2026. The escalation of the war in the Middle East weighed on economic activity in the spring through higher energy prices and supply chain disruptions. However, the latest indicators point to an economic stabilization. The framework agreement reached between the United States and Iran in mid-June, together with the subsequent marked decline in oil prices, is likely to have contributed to an improvement in sentiment. Nevertheless, uncertainty regarding the future course of the conflict remains high in view of the renewed air strikes in Iran. Over the remainder of the year, provided energy-price-related pressures continue to ease, a cyclical recovery can be expected, supported by the Federal Government’s fiscal stimulus.

Industrial activity stabilized towards the middle of the second quarter. Both new orders and output increased compared to the previous month. In the less volatile three-month comparison, however, they were broadly flat. In view of the still high level of geopolitical uncertainty and ongoing supply bottlenecks, the outlook for industry remained subdued. The number of corporate insolvencies remained high. According to official statistics, a total of 24,599 corporate insolvencies were reported from May 2025 to April 2026 (8.3% rise year-on-year). The IWH insolvency trend, which is two months ahead of the official statistics, shows that 18,368 insolvencies of partnerships and corporations were reported from July 2025 to June 2026 (8.8% rise year-on-year).

Source: Bundesministerium für Wirtschaft und Energie, The Economic Situation in the Federal Republic of Germany in July 2026 (https://www.bundeswirtschaftsministerium.de/Redaktion/EN/Pressemitteilungen/Wirtschaftliche-Lage/2026/20260714-the-economic-situation-july-2026.html).

Other Recent Developments

Monetary Policy

On July 23, 2026, the Governing Council of the European Central Bank (“ECB”) decided to keep the three key ECB interest rates – the main refinancing operations, the marginal lending facility and the deposit facility rate –unchanged at 2.25% (deposit facility), 2.40% (main refinancing operations) and 2.65% (marginal lending facility).

This decision followed the Governing Council’s decision on June 11, 2026 to increase these three interest rates by 25 basis points to 2.25% (deposit facility), 2.40% (main refinancing operations) and 2.65% (marginal lending facility). That decision marked the first time that the Governing Council had changed the ECB’s three key interest rates since its monetary policy decision of June 5, 2025, when it reduced each rate by 25 basis points.

In explaining its June 11, 2026 decision to increase the ECB’s key interest rates, the Governing Council cited increased inflation and expectations for inflation, particularly as a consequence of the current war in the Middle East; a downward revision for economic growth expectations in the Eurozone; and persistent uncertainty with regard to the Eurozone’s economic outlook.

While the Governing Council reiterated that it is determined to ensure inflation stabilizes at its 2% target over the medium term, it does not pre-commit to a particular rate path, and future decisions will remain contingent on an updated assessment of the inflation outlook and the risks surrounding it.

The Governing Council reported that the asset purchase programme (APP) and pandemic emergency purchase programme (PEPP) portfolios are declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities.

Sources: European Central Bank, Monetary policy decisions, press release of July 23, 2026 (https://www.ecb.europa.eu/press/pr/date/2026/html/ecb.mp260723~29f24d99bc.en.html); European Central Bank, Monetary policy decisions, press release of June 11, 2026 (https://www.ecb.europa.eu/press/pr/date/2026/html/ecb.mp260611~4d41bd5e83.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Nikola Steinbock
Name:	Nikola Steinbock
Title:	Chairwoman of the Management Board

By	/s/ Stefan Goebel
Name:	Stefan Goebel
Title:	Managing Director

Date: August 7, 2026